3/11/03

03014567

SI [...] S [...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBK-Pinnacle, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4117 Beethoven Street
(No. and Street)

Los Angeles, (City) California (State) 90066 (Zip Code)

SEC MAIL RECEIVED FEB 2 8 2003 WASH. D.C. PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Raymond P. Dowd 310-821-6231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles, (City) California (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond P. Dowd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DBK-Pinnacle, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Subscribed & Sworn to before me on 2/27/03 in Los Angeles CA.

Signature

President & CFO

Title

Notary Public

MICHAEL P. ZOUAIN
Commission # 1276701
Notary Public - California
Los Angeles County
My Comm. Expires Oct 10, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON , D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2002

DBK - PINNACLE, INC.
4117 Beethoven Street
Los Angeles, CA 90066

CONTENTS

SUPPLEMENTARY INFORMATION

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
DBK-Pinnacle, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of DBK - Pinnacle Inc.. (the Company) as of December 31, 2002 and related statements of operations, cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2002 and the results of its operations, cash flows and shareholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States.

Elizabeth Tractenberg, C.P.A.
Los Angeles, California
February 11, 2003

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

DBK-PINNACLE, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and cash equivalent		$ 86,258
Clearing broker deposit		24,561
Other investments		23,599
Furniture and fixtures net of depreciation of $44,026		0
Organization costs, net of amortization of $6,004		0
TOTAL ASSETS		$ 134,418

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accrued liabilities		$ 7,467
TOTAL LIABILITIES		7,467
SHAREHOLDERS' EQUITY		
Common stock ($0 par value, 500,000 shares authorized and issued; 55,000 shares outstanding)	$ 41,050	
Paid-in capital	519,450	
Retained earnings (deficit)	(413,549)	
Less cost of common stock held in treasury, 1000 shares in 2000	(20,000)	126,951
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 134,418

See Accompanying Notes to Financial Statements

DBK-PINNACLE, INC.
STATEMENT OF NET LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Trading income and fees	$	143,879
Interest income		2,138
TOTAL REVENUES		146,017
TOTAL OPERATING EXPENSES - see page 8		187,305
INCOME (LOSS) BEFORE TAX PROVISION		(41,288)
INCOME TAX PROVISION		800
NET LOSS		(42,088)

See Accompanying Notes to Financial Statements

DBK-PINNACLE, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock Shares	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2001	41,050	$ 41,050	$ (20,000)	$ 519,450	$ (371,461)	$ 169,039
Addition to paid in capital						0
Net Loss					(42,088)	(42,088)
Balance, December 31, 2002	41,050	$ 41,050	$ (20,000)	$ 519,450	$ (413,549)	$ 126,951

See Accompanying Notes to Financial Statements

DBK-PINNACLE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities:	
Net loss	$ (42,088)
Depreciation and amortization	645
Changes in operating assets and liabilities:	
Clearing broker deposit	353
Commissions receivable	2,187
Furniture and fixtures net of depreciation of $44,026	0
Accrued expenses	(218)
Net cash used in operating activities	(39,121)
Cash Flows from Investing Activities:	
Purchase of equipment	(400)
Investments	5,000
Total Cash Flows for Investing Activities	4,600
Cash Flows from Financing Activities:	0
Total Cash flows from Financing Activities	0
Net decrease in cash	(34,521)
Cash at beginning of year	120,779
Cash at end of year	$ 86,258

Supplemental disclosure of cash flow information	
Cash paid for:	
Taxes	$ 800
Interest	$ 0

See Accompanying Notes to Financial Statements

DBK - PINNACLE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DBK - Pinnacle, Inc. (the Company) was incorporated June 15, 1995. The Company was approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of August 14,1995. The Company is registered under SEC Rule 15c3-3 (k)(2)(ii) which provides that all funds and securities belonging to the Company's customers are handled by a correspondent broker-dealer. The Company forwards all funds and securities received in connection with its activities as a broker or dealer directly to the clearing broker and does not hold funds or securities for or owe funds or securities to customers.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

At December 31, 2002, property and equipment was comprised of the following:

Furniture and fixtures	$ 6,560
Equipment	34,466
Less accumulated depreciation	(44,026
	$ 0

NOTE 3 - PROVISION FOR INCOME TAXES

At December 31, 2002 the Company has net operating losses (NOL) carry-forwards of approximately $238,000 expiring in the year 2015.

No deferred asset will be recognized on the tax benefit resulting from the NOL.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $100,000. See page 9 for the net capital computation. However, the minimum net capital was reduced to $5,000 subsequent to year end.

NOTE 5 - CONTINGENCIES

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond with minimum coverage of $250,000. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance of its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is the general partner in a Hedge Fund comprised of limited partners. The Fund began operations in 1997. No income was generated from the limited partners during the current year.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Board of Directors
DBK-Pinnacle, Inc.
Los Angeles, California

My report on my audit of the basic financial statements of DBK-Pinnacle, Inc. for December 31, 2002 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on Page 8 are presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 11, 2003

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ETRACTENBERG@EARTHLINK.NET

DBK-PINNACLE, INC.
OPERATING EXPENSES
DECEMBER 31, 2002

OPERATING EXPENSES		
Automobile	$	6,459
Consultants		54,549
Depreciation and amortization		645
Insurance		9,220
Legal and professional fees		8,321
Miscellaneous expenses		2,158
NASD fees		3,273
Quote services		2,328
Rent and related expenses		25,872
Salaries and payroll taxes		67,367
Taxes and licenses		1,850
Telephone		5,263
TOTAL OPERATING EXPENSES	$	187,305

See Accompanying Notes to Financial Statements

DBK-PINNACLE, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	126,951
Nonallowable assets		23,599
NET CAPITAL	$	103,352
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	498
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	3,352
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	102,606
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	7,467
Percentage of aggregate indebtedness to net capital		7%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	104,519
VARIANCE		
Decrease in cash		(1,163)
Rounding		(4)
NET CAPITAL PER AUDITED REPORT	$	103,352

See Accompanying Notes to Financial Statements

DBK-PINNACLE, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2002

NON-ALLOWABLE ASSETS

Other investments	$	23,599
Furniture and equipment		0
Organization costs		0
	$	23,599

See Accompanying Notes to Financial Statements

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
DBK - Pinnacle, Inc..
Los Angeles, California

In planning and performing my audit of the financial statements DBK - Pinnacle, Inc. (the "Company") for the year ended December 31, 2002, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

10680 West Pico Boulevard, Suite 260, Los Angeles, CA 90064
3632 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email etractenberg@earthlink.net

Board of Directors
DBK - Pinnacle, Inc..
Los Angeles, California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, with the exception noted in the above paragraph, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA

Los Angeles, California
February 11, 2003